1345 AVENUE OF THE AMERICAS, 11TH FLOOR NEW YORK, NEW YORK 10105 TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889 www.egsllp.com

VIA EDGAR

June 11, 2014

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Larry L. Greene, Senior Counsel

Re:	Forefront Income Trust (the “Fund”)

File Numbers 811-22956 & 333-195106

Dear Mr. Greene:

Forefront Income Trust (the “Fund”) is electronically transmitting hereunder its responses to the comment letter received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 7, 2014, regarding the Fund’s registration statement on Form N-2 (the “Initial Registration Statement”) under the Securities Act of 1933 (“Securities Act”) and the Investment Company Act of 1940 (“Investment Company Act”), filed on April 7, 2014. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Fund’s response.

Disclosure changes made to the Initial Registration Statement in response to Staff comments will be made in an Amendment No. 1 thereto (“Amendment No. 1”) that will be filed publicly with the Commission substantially contemporaneously with the submission of this letter. A redline comparison showing the changes from the Initial Registration Statement to Amendment No. 1 accompanies this response. (Please note that the redline does not distinguish between (i) sections that have been moved or tables that have been reformatted and (ii) text or figures that have actually been changed. If we can send you additional redlines to help you distinguish more easily between (i) above and (ii), please let us know.)

Please note that a number of the changes made in Amendment No. 1, and referred to below in the Fund’s responses, relate to the following changes: (1) the Fund has determined to operate as an “interval fund” makes periodic repurchase offers pursuant to Rule 23c-3(b) under the Investment Company Act; (ii) the Fund is modifying the structure of the incentive fee it intends to pay its investment adviser to include a second hurdle, above which the 80% return payable to the adviser drops to 20%; and (iii) the Fund has clarified in its disclosure that it intends to enter into derivatives transactions for hedging and risk management purposes but not to “enhance total return”.

General

1. Please state in your response letter whether FINRA will or has reviewed the proposed distribution terms and arrangements of the transaction involved in the registration statement. In this connection indicate whether FINRA has reviewed the payment of the 3% sales load, the Distribution and Service Fee, and the additional compensation paid to selling agents by the adviser. Indicate also whether FINRA aggregated such payments and other fees for purposes of determining compliance with FINRA guidelines on underwriter compensation.

June 11, 2014 U.S. Securities and Exchange Commission Attn: Larry L. Greene, Senior Counsel Re: Forefront Income Trust Page 2 of 13

As described in various disclosure changes that have been made in Amendment No. 1, the Fund has determined to operate as an interval fund. As a result, FINRA will not review the proposed distribution terms and arrangements, because the offering is exempt from filing with the FINRA corporate financing department pursuant to the exemption in FINRA Rule 5110(b)(8)(C) for securities of a closed-end investment company as defined in Section 5(a)(2) of the Investment Company Act that: (i) makes periodic repurchase offers pursuant to Rule 23c-3(b) under of the Investment Company Act; and (ii) offers its shares on a continuous basis pursuant to Rule 415(a)(1)(xi) of SEC Regulation C. In all events, the Fund believes that the aggregate of the 3% sales load and the annual 1% Distribution and Service Fee, including any amounts that may be paid by the Advisor to any broker-dealers in connection with the sale and distribution of Fund shares or the retention or servicing of shareholder accounts, will be well below the FINRA guidelines on member compensation set forth in NASD Rule 2830(d).

2. The “Investment Objective and Principal Investment Strategies—Risk Management Techniques” section of the prospectus discloses that the Fund may purchase and sell derivative instruments such as exchange-listed and over-the-counter put and call options. Please summarize in the strategy section, and disclose all material derivative investments in the prospectus. In this regard, see The Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010). Please disclose specifically why and when the Fund will invest in derivatives, distinguish the risks of purchasing and selling derivatives and disclose the creditworthiness standards the Fund will employ when selecting counterparties.

In response to this comment, the Fund has revised its disclosure in the cited section and in other sections with similar or related disclosures. We note that the Fund will engage in derivatives transactions in connection with hedging and risk management purposes only, and that references to engaging in such transactions to “enhance total return” have been removed.

3. Explain to the staff whether the Fund will file post-effective amendments in order to sell securities off the shelf or whether you propose to file supplements pursuant to Rule 497 under the Securities Act. If the latter, advise the staff how the legal opinion and financial statements will be updated.

The Fund expects to be selling the shares that are the subject of the Initial Registration Statement and Amendment No. 1 for a number of weeks or months, and in such circumstances would not foresee the need to file post-effective amendments until, for example, updated financial statements were required under Regulation S-X, in which case the Fund would expect to file a Rule 486 post-effective amendment. In the meantime, if the Fund wished to file supplementary materials, and a post-effective amendment is not required under Rule 486, then the Fund would expect to file the materials under Rule 497. In regard to legal opinions, the Fund would generally not expect to have to file legal opinion exhibits unless it were registering additional securities, in which case the Fund would presumably file the legal opinion exhibits with the Rule 486 post-effective amendment with which the Fund was registering the additional securities.

June 11, 2014 U.S. Securities and Exchange Commission Attn: Larry L. Greene, Senior Counsel Re: Forefront Income Trust Page 3 of 13

4. Please see the U.S. Securities and Exchange Commission, A Plain English Handbook (1998). Please review and revise the disclosure where it appears necessary so as to assure conformity with the Commission’s plain English requirements. For example:

•	reformat the disclosures appearing in all capital letters on the inside front cover. Please use a different means to make the disclosure prominent (e.g., bold),
•	revise the disclosure in the first and second paragraphs under the caption “Prospectus Summary – Repurchases,” the second paragraph appears to repeat the substance of the discussion in the first paragraph,
•	explain the term “short term” and clarify the term “deep value opportunities,” both appearing under the caption “Prospectus Summary – Investment Strategies” and used repeatedly elsewhere in the filing,
•	revise, clarify, or explain to the staff the meaning of footnote 3 to the expense table which currently states: “Other Expenses” are estimated based on anticipated annual expenses for the Trust’s operations and the Trust’s anticipated expenses, and includes . . . ,” and
•	correct the many references in the document that read as follows: “Distributions and capital gain distributions,” “Trust or the Trust.” In particular, the discussion captioned “Investment Management and Other Services” on page 70 contains numerous references like the following: “management of the Trust’s and the Trust’s affairs,” “pursuant to an Administration Agreement between the Trust and the Administrator and a separate Administration Agreement between the Trust and the Administrator,” and “Boards of the Trust or the Trust.”

In response to this comment, the Fund has revised its disclosure throughout the document to conform to the Commission’s plain English requirements, and in particular has made revisions to address each of the bullet points above.

5. Revise the bullet point disclosure on the inside front cover to include the following bullet points. All such bullet points should also be placed in the subscription agreement immediately above the signature line.

•	Unlike an investor in most closed-end investment companies, you should not expect to be able to sell your shares regardless of how the Fund performs.
•	If you may need access to the money you invest, the Fund’s shares are not a suitable investment because you will not have access to the money you invest for an indefinite time.
•	Distributions may be funded from the capital you invest, or from borrowings, if the Fund does not have sufficient earnings. Any invested capital that is returned to you will be reduced by the Fund’s fees and expenses, as well as the sales load.

In response to this comment, the Fund has added to its disclosure in the cited section and in the similar disclosure passage in “Prospectus Summary”, substantially as set forth in the Staff’s comment, except that adjustments have been made to the Staff’s wording to reflect the fact that, as described in other disclosure changes that have been made in Amendment No. 1, the Fund has determined to operate as an interval fund.

June 11, 2014 U.S. Securities and Exchange Commission Attn: Larry L. Greene, Senior Counsel Re: Forefront Income Trust Page 4 of 13

6. Please inform the staff whether the board will review and approve in advance the valuation methodology of any third-party pricing service it uses, if any, and confirm that the board will regularly review the historical accuracy of its fair value methodologies. See Investment Company Act Release No. 26299; “Compliance Programs of Investment Companies and Investment Advisers” (December 17, 2003). The release states that Rule 38a-1 under the 1940 Act requires funds to provide a methodology or methodologies by which the fund determines the current fair value of the portfolio security, and to “regularly review the appropriateness and accuracy of the method used in valuing securities, and make any necessary adjustments”.

The Board of Trustees of the Fund will review and approve in advance the valuation methodology of any third-party pricing service used by or on behalf of the Fund, and will regularly review the appropriateness and accuracy of all fair value methodologies used, and make any necessary adjustments. The Fund has added disclosure to the section “Determination of Net Asset Value” to reflect this.

7. We note that the Fund did not include a cover letter with the registration statement indicating the purpose of the filing. In the future, we suggest that the Fund include written correspondence with a filing indicating the name and the telephone number of the person to be contacted for information regarding the submission, the purpose of the filing, and whether it contains any novel or special issues, or disclosure, that warrant staff attention.

The Fund shall do so.

8. Revise the SAI so as to include the information regarding the persons responsible for the day to day management of the Fund’s portfolio. See Form N-2, Item 21.

In response to this comment, the Fund has revised its disclosure in the SAI’s “Management—Officers” section.

Prospectus Cover

9. Revise footnote 3 to the pricing table to state that the Fund’s reimbursement of offering costs will be limited to offering costs actually incurred.

In response to this comment, the Fund has revised footnote 3 to the pricing table on the prospectus cover, and in other sections with similar or related disclosures.

Prospectus

PROSPECTUS SUMMARY – Investment Strategies – Page 1

10. The first sentence indicates that the Fund may invest in “short term, high yield Fixed Income Securities.” If these investments will be rated “junk” or equivalent, disclose that under this sub-caption. In this connection, revise the Fund’s discussion of risk so as to include disclosure regarding the risks of investing in junk. The last sentence discloses that: “By investing in Fixed Income Securities with shorter term maturities and more frequent interest payments (monthly or quarterly) as compared to similar investments, the Advisor believes that the Trust may be able to enhance the overall liquidity of the Trust’s portfolio.” Disclose what you mean by the term “shorter.” Further, disclose the maturities that will be the Fund’s focus, and the Fund’s strategy with respect to what to buy and when to sell.

June 11, 2014 U.S. Securities and Exchange Commission Attn: Larry L. Greene, Senior Counsel Re: Forefront Income Trust Page 5 of 13

In response to this comment, the Fund has revised its disclosure in the cited section and in other sections with similar or related disclosures.

PROSPECTUS SUMMARY – Other Investment Policies – Page 3

11. Disclosure in the first paragraph indicates that the Fund may invest in U.S. and non-U.S. issuers located anywhere in the world. Explain to the staff whether this policy would permit the Fund to invest in securities issued by subsidiaries of Russian banks located outside of Russia? We may have further comments.

The Fund has no intention of investing in securities issued by subsidiaries of Russian banks located outside of Russia.

Risk Management Techniques – Page 4

12. Disclosure in the first paragraph states that the trust may: “use various other ‘Risk Management Transactions’ described below for hedging and risk management purposes or to enhance total return.” As regards the first underlined clause, if this defined term refers to derivatives, revise the disclosure to make that point clear. With respect to the second underlined clause, similar disclosure appears elsewhere in the filing. Reconcile these statements with the Fund’s objective of seeking current income. Further, if these transactions are, in fact, designed to enhance returns, explain how they amount to “risk management transactions.”

In response to this comment, the Fund has revised its disclosure in the cited section and in other sections with similar or related disclosures. We note that the Fund will engage in derivatives transactions in connection with hedging and risk management purposes only, and that references to engaging in such transactions to “enhance total return” have been removed.

Use of Proceeds – Page 5

13. Disclosure in this paragraph states that: “The Advisor expects that substantially all of the Trust’s assets will be invested within approximately six to twelve months after termination of the initial offering period, which is expected to occur on or about , 2014, although the investment process may take longer.” In this connection, we note that footnote 1 to the price table on the cover states that: “The Trust will not commence investment operations until the termination of the initial offering period.” If the delay stretches beyond three months, describe the reasons for and consequences of the delay. See Item 7.2 of Form N-2. If the investment process is delayed more than six months will the Fund obtain shareholder consent to go beyond six months as required by Guide 1 to Form N-2?

June 11, 2014 U.S. Securities and Exchange Commission Attn: Larry L. Greene, Senior Counsel Re: Forefront Income Trust Page 6 of 13

In response to this comment, the Fund has revised its disclosure in the cited section and in other sections with similar or related disclosures to reflect the fact that the Advisor intends to invest substantially all of the Trust’s assets within approximately three to six months after termination of the initial offering period.

Leverage – Page 6

14. Revise the disclosure under this caption to indicate that the Fund may also borrow to finance share repurchases and tenders. See “Share Repurchases and Tenders” on page 41.

In response to this comment, the Fund has revised its disclosure in the cited section and in other sections with similar or related disclosures.

Incentive Fee to Advisor – Page 7

15. Disclosure under this caption indicates that the Fund will pay the advisor a performance-based incentive fee annually of 80.0% of the Fund’s pre-incentive fee net investment income subject to an 8.0% hurdle. Explain to the staff whether the fee structure is based on or modeled upon a similar structure used by any other fund. Also explain the basis upon which the board approved this fee consistent with the requirements of §15(c) of the 1940 Act, or whether this arrangement is consistent with the adviser’s duty under §36(b).

The Fund’s Incentive Fee structure is modeled to be comparable to structures used by other registered investment companies, including, among others, Oxford Lane Capital Corp., Solar Capital Ltd., Golub Capital BDC, Inc. and Capitala Finance Corp. The other fee structures examined by the Fund have similar hurdle rates (7-8%) for their incentive fees, but also charge management and catch-up fees, which the Fund will not do. In addition, most of the other fee structures impose a 20% performance fee on capital gains. In contrast, the Fund will not charge any fees in regard to capital gains.

The Fund has added a term to its Incentive Fee, pursuant to which, when Pre-Incentive Fee Net Investment Income exceeds a second hurdle, which has not yet been specifically determined but is expected to be in the 15 percent to 20 percent range, the 80%-20% income split in favor of the Advisor, which commences after the 8 percent hurdle is exceeded, would reverse to a 80%/20% income split in favor of the shareholders. In Amendment No. 1, the Fund has added this term to its disclosure regarding the Incentive Fee, although it has not yet filled in the percentage number that will constitute the second hurdle, nor finalized the added, fourth example of how the Incentive Fee will operate, which will be finalized when the percentage number that will constitute the second hurdle is determined.

June 11, 2014 U.S. Securities and Exchange Commission Attn: Larry L. Greene, Senior Counsel Re: Forefront Income Trust Page 7 of 13

The Fund’s Board of Trustees has not yet been finalized, and therefore, in addition to the second hurdle not yet being specified, the Incentive Fee in its entirety has not yet been considered by the Board. However, in due course, the Fund expects to determine the second hurdle and put the proposed advisory agreement between the Fund and the Advisor, including the proposed terms of the Incentive Fee, before the Board for its consideration consistent with the requirements of §15(c). The Fund will do this in all events no later than its final amendment to the registration statement prior to the end of the Commission’s review and the Fund’s request for effectiveness. In all events, the Fund believes that the Incentive Fee is consistent with the Advisor’s fiduciary duty under §36(b) of the Investment Company Act with respect to the receipt of compensation from a registered investment company, in that the Fund believes that the Incentive Fee is (i) reasonable, (ii) sufficiently similar to (and indeed less remunerative for the Advisor than) fee structures already used by other registered investment companies and (iii) in the interests of the Fund’s shareholders, in that it will create incentives for the Advisor to maximize Fund financial performance without taking risks, other than risks that are (a) reasonable and (b) disclosed to prospective investors in the registration statement.

Other Fees

16. Disclosure hereunder discusses a Shareholder Services Fee equal to 0.25% of average net asset value paid under a Shareholder Services Plan. No other reference to the fee appear in the document, however, disclosure on page 12 and elsewhere discusses the Fund’s 1.00% Distribution and Service Plan and the fee thereunder. If the page 7 disclosure is incorrect, please revise the Fund’s disclosure as appropriate.

In response to this comment, the Fund has revised its disclosure and removed the cited section. There will be no such Shareholder Services Fee or Shareholder Services Plan, although there will be, as disclosed in numerous places elsewhere in the document, a Distribution and Service Fee and Distribution and Service Plan.

Risks – Page 12

17. The discussion of principal risks is incomplete. Please revise this discussion so as to summarize all principal risks.

In response to this comment, the Fund has revised its disclosure in the cited section and in the similar disclosure passage on the inside front cover.

FEES AND EXPENSES – Page 13

18. Revise the fee table consistent with the following:

i. move the “Management Fee” line item so as to appear below the “Annual Expenses” caption,

ii. if the Fund will engage in leverage, revise the parenthetical in the “Annual Expenses” line item so as to refer to “a percentage of net assets attributable to common shares),

iii. if, as mentioned on page 7, the Fund actually has a Shareholder Services Plan, add disclosure as appropriate to the ‘Distribution and Service Fee” line item and related note 4,

iv. as disclosed on page 3 the Fund may invest in other investment companies. The fee table does not have an AFFE line item to reflect the indirect costs of investing in other investment companies. Please add disclosure reflecting the amount of AFFE expected to be incurred, unless that amount is less than one basis point, in which case confirm that AFFE will be included in “Other expenses.” (See Investment Company Act Release No. 27399 [June 20, 2006] and Item 3 of Form N-2),

June 11, 2014 U.S. Securities and Exchange Commission Attn: Larry L. Greene, Senior Counsel Re: Forefront Income Trust Page 8 of 13

v. as appropriate; add a footnote to the fee table regarding the expense waiver or reimbursement referenced under the caption “Payment of our Expense” on page 45,

vi. the fee table is substantially blank, as is certain other financial information elsewhere in the filing. We may have comments regarding that information upon its inclusion in an amendment to this registration statement, and lastly

vii. with respect to footnote 5, explain how and when the advisor gets paid. The note indicates that the advisor is paid quarterly, but that the fee is determined annually.

In response to this comment, the Fund has revised its disclosure in the cited section and in other sections with similar or related disclosures. The Fund confirms that the AFFE is expected to be less than one basis point, and will be included in “Other Expenses” (which the Fund has now disclosed in the footnote to the “Other Expenses” line item in the fee table).

INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENT STRATEGIES

Portfolio Composition – Page 16

19. If the referenced investments are to be predominantly focused on below investment grade instruments, disclose that fact prominently and highlight the risks.

In response to this comment, the Fund has revised its disclosure in the cited section and in other sections with similar or related disclosures.

Other Investment Policies – Page 17

20. In discussing defensive investing and cash balances in the third paragraph it is disclosed that: “The Advisor may invest the Trust’s cash balances in any investments it deems appropriate.” Delete this disclosure. With respect to the Fund’s handling of cash, consider the disclosure on page

29 under the caption “The Trust may depart from its principal investment strategy in response to adverse market, economic, or political conditions” which states that: “The Trust may take a temporary defensive position and invest all or a substantial portion of its total assets in cash or cash equivalents, government securities or short term fixed income securities.”

The Fund has deleted the quoted disclosure. In further response to this comment, the Fund has also revised its disclosure throughout the document relating to defensive investing and cash balances.

Leverage – Page 18

21. Disclosure in the second paragraph states that: “Although it has no current intention to do so, the Trust may use leverage through the issuance of Preferred Shares in an aggregate amount of up to 50% of the Trust’s total assets immediately after such issuance.” Confirm supplementally that the Fund will not issue preferred securities within twelve months of effectiveness or provide appropriate disclosure.

June 11, 2014 U.S. Securities and Exchange Commission Attn: Larry L. Greene, Senior Counsel Re: Forefront Income Trust Page 9 of 13

The Fund so confirms. In further response to this comment, the Fund has disclosed in “Description of Shares—Preferred Shares” that the Fund has no current intention to issue any preferred securities, including within the next twelve months.

22. Disclosure in the fifth and seventh paragraphs suggests that the Fund may issue short-term debt, notes, and other evidence of indebtedness or may maintain a line of credit. Heretofore disclosure regarding the Fund’s leverage activity, including disclosure under this same sub-captioned discussion, states succinctly that: “The Trust may borrow from banks and other financial institutions and through the issuance of Preferred Shares.” Clarify the disclosure in this filing as regards the Fund’s use of leverage.

In response to this comment, the Fund has revised its disclosure in the cited section and in other sections with similar or related disclosures.

RISK FACTORS - There is currently no secondary market for the Shares – Page 21

23. Revise the disclosure to indicate that not only will there not be any secondary market but that none is expected to develop.

In response to this comment, the Fund has revised its disclosure in the cited risk factor, and in other sections with similar or related disclosures.

The Trust’s inability to access loans for use as leverage may depress the returns of the Trust – Page 22

24. The header and the discussion thereunder do not match. Revise one or the other as appropriate.

In response to this comment, the Fund has revised its disclosure in the cited risk factor.

The Incentive Fee may create an incentive for the Advisor to cause the Trust to make investments that are riskier or more speculative that those that might have been made in the absence of the Incentive Fee, which may adversely impact our results – Page 24

25. Under the circumstances, this disclosure should be strengthened to better convey the consequences of the Fund’s arrangement. For example, the adviser has no downside risk but receives most of the income upon the Fund’s investment in high paying risky investments, which this structure appears to encourage.

The last sentence of the paragraph states that: “In addition, although the Incentive Fee payable by the Trust is a similar structure to those of private investment funds, most registered investment companies do not pay an Incentive Fee to their investment advisor.” We are unaware of any fund charging an 80% incentive fee; the similarities may your incentive structure and the use of a hurdle, but not fund, whether private or registered, to our knowledge charges a fee in this range. If accurate, clarify the discussion of this matter.

June 11, 2014 U.S. Securities and Exchange Commission Attn: Larry L. Greene, Senior Counsel Re: Forefront Income Trust Page 10 of 13

In response to this comment, the Fund has revised its disclosure in the cited risk factor, and in other sections with similar or related disclosures. See also the Fund’s response to comment 15, above.

Risks Related to the Specific Investments - Lower-quality bonds, known as “high yield” or “junk” bonds, present a significant risk for loss of principal and interest to the Trust

Lower – Page 25

26. Revise this discussion as follows: i) move this discussion so as to make it the initial item discussed under this sub-caption, ii) disclose, if accurate, that the portfolio will consist largely of below investment grade instruments, and iii) disclose the increased likelihood of these instruments going into default.

In response to this comment, the Fund has revised its disclosure in the cited risk factor.

Our portfolio may be focused in a limited number of portfolio companies or industry sectors . . . –

27. Disclosure in the first paragraph, although accurate, is confusing. Terms that have a specific and distinct statutory meaning are used somewhat interchangeably in the paragraph. For example, the disclosure refers to being “concentrated in relatively few Issuers” and to being concentrated in industry sectors. Accordingly, revise the disclosure so as to use the term “concentration” appropriately, i.e., with respect to industry concentration and to use more appropriate terminology to discuss matters regarding diversification or sectors.

Further, the Fund should reconsider its use of the term “concentrated” in other segments of this filing. For example, on page 30 it is disclosed under the caption: “Concentrated Investment Approach” that: “The Advisor utilizes extensive research, operating knowledge and underwriting capabilities to take concentrated positions in selective investments.” As disclosed in fundamental restriction 4 in the SAI the Fund concentrates in one industry, the short-term business and credit institution industry.

In response to this comment, the Fund has revised its disclosure in the cited risk factor, and in other sections with similar or related disclosures.

We may have difficulty paying our required distributions if we recognize income before, or without, receiving cash representing such income – Page 27

28. This disclosure discusses the Fund’s investments in securities requiring the Fund to recognize income before or without receiving cash representing income, such as the accretion of original issue discount, or OID. With respect to these investments, add disclosure consistent with the following:

June 11, 2014 U.S. Securities and Exchange Commission Attn: Larry L. Greene, Senior Counsel Re: Forefront Income Trust Page 11 of 13

a) the Fund must include in income each year a portion of the OID that accrues over the life of the obligation, regardless of whether cash representing such income is received by the Fund in the same taxable year. Because any OID or other amounts accrued will be included in investment company taxable income for the year of the accrual, the Fund may be required to make a distribution to shareholders in order to satisfy its annual distribution requirement, even though it will not have received any corresponding cash amount. As a result, the Fund may have to sell some of its investments at times and/or at prices that would not be advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose.

b) the higher interest rates of OID instruments reflect the payment deferral and increased credit risk associated with these instruments. OID instruments generally represent a significantly higher credit risk than coupon loans.

c) even if the accounting conditions for income accrual are met, the borrower could still default when the Fund’s actual collection is supposed to occur at the maturity of the obligation.

d) OID instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

e) OID income may create uncertainty about the source of the Fund’s cash distributions. For accounting purposes, any cash distributions to shareholders representing OID income are not treated as coming from paid-in capital, even though the cash to pay them comes from the offering proceeds. Thus, despite the fact that a distribution of OID income comes from the cash invested by shareholders, §19(a) of the 1940 Act does not require that shareholders be given notice of this fact by reporting it as a return of capital.

f) PIK interest has the effect of generating investment income and increasing the incentive fees payable at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

g) OID creates the risk that incentive fees will be paid to the adviser based on non-cash accruals that ultimately may not be realized, but the adviser will be under no obligation to reimburse the Fund for these fees. Confirm to the staff that there will be no claw backs on the incentive fee if the income is never recognized?

In response to this comment, the Fund has revised its disclosure in the cited risk factor. The Fund confirms to the staff that there will be no claw backs on the Incentive Fee if the income is never recognized.

Management of the Trust - Examples of Annual Incentive Fee Calculation - Page 32

June 11, 2014 U.S. Securities and Exchange Commission Attn: Larry L. Greene, Senior Counsel Re: Forefront Income Trust Page 12 of 13

29. Provide a third example which reflects a payment to the adviser based on pre-incentive fee net investment income which exceeds the amount in Alternative 1.

In response to this comment, the Fund has revised its disclosure in the cited section.

Pass-Through Voting

30. This disclosure discusses mirror voting. The fund does not appear to be a feeder fund in a master feeder structure. Delete or explain this disclosure.

In response to this comment, the Fund has deleted the cited section.

CONFLICT OF INTEREST – Trading by Forefront Personnel – Page 37

31. Revise this disclosure by noting that the Fund has a code of ethics and whether that code permits Fund personnel to trade securities that may be purchased or held by the Fund.

In response to this comment, the Fund has revised its disclosure in the cited section. The Fund anticipates adding additional disclosure as to whether the Fund’s code of ethics will permit Fund personnel to trade securities that may be purchased or held by the Fund, when the Board of Trustees adopts the Fund’s code of ethics, prior to the commencement of the offering.

Statement of Additional Information

INVESTMENT OBJECTIVE AND TECHNIQUES - Risk Management Techniques – Page 65

32. As appropriate, add disclosure to this discussion regarding the segregation of assets or the use of cover that may be required in connection with the Fund’s use of many of the derivative transactions referred to hereunder.

In response to this comment, the Fund has revised its disclosure in the cited section and in other sections with similar or related disclosures. We note that the Fund will engage in derivatives transactions in connection with hedging and risk management purposes only, and that references to engaging in such transactions to “enhance total return” have been removed.

MANAGEMENT

Biographical Information – Page 66

33. As required by Form N-2, Item 18.1, reformat the biographical information regarding trustees so as to present that information in tabular form, and include all the information required by that item, such as the age and address of each trustee. Further, change “Interested Directors” to Interested Trustees.

In response to this comment, the Fund has revised its disclosure in the cited section.

June 11, 2014 U.S. Securities and Exchange Commission Attn: Larry L. Greene, Senior Counsel Re: Forefront Income Trust Page 13 of 13

34. The last three items listed in the SAI Table of Content are not included in this document or acknowledged in any way. Please add the referenced information or delete the items from the table of contents.

In response to this comment, the Fund has revised its disclosure by adding placeholders for the referenced information and amending the SAI Table of Contents.

Part C - Signatures

35. The signature page of the filing must contain the signatures required by §6 of the Securities Act.

In response to this comment, the Fund has revised the signature page.

* * * * * * * * * * *

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact counsel, Tamar Donikyan, Esq. at (212) 370-1300.

Very truly yours,

/s/ Tamar A. Donikyan
Ms. Tamar A. Donikyan, Esq.